UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form N-8F

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

[X] Merger

[ ] Liquidation

[_ ] Abandonment of Registration (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of the form and complete verification at the end of the form.)

[_] Election of status as a Business Development Company (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund: AMERISTOCK MUTUAL FUND INC.

3.	Securities and Exchange Commission File No.: 811-09090

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

[ ] Initial Application [X] Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code): 1999 Harrison Street, Suite 1530, Oakland CA 94612

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form: Heather Harker, Chief Legal Officer, 1999 Harrison Street, Suite 1530, Oakland CA 94612, Phone: 804.894.8075, Facsimile: 804.894.8157.

7.	Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 3la-1 and 3la-2 under the Act [17 CFR 270.3la-1, .31a-2]:

Drexel Hamilton Mutual Funds
c/o Drexel Hamilton Investment Partners, LLC
45 Rockefeller Plaza, Suite 2000
New York, New York, 10111
Attention: Andrew Bang
212-918-4710

8.	Classification of fund (check only one):

[X] Management company;

[_] Unit investment trust; or

[_] Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

[X] Open-end [_] Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts): Maryland

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated: Ameristock Corporation, 1999 Harrison Street, Suite 1530, Oakland CA 94612.

12.	Provide the name and address of each principal underwriter of the fund, even if the fund's contracts with those underwriters have been terminated: ALPS Distributors, Inc., 1290 Broadway, Suite 1100 Denver, Colorado 80203

13.	If the fund is a unit investment trust ("UIT") provide:

(a) Depositor's name(s) and address(es):

(b) Trustee's name(s) and address(es):

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

[_] Yes [X] No

If Yes, for each UIT state:

Name(s):

File No.: 811-____

Business Address:

15.	(a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X] Yes [_] No

If Yes, state the date on which the board vote took place: September 19, 2012

If No, explain:

(b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X] Yes [_] No

If Yes, state the date on which the shareholder vote took place: January 10, 2013

If No, explain:

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

[X] Yes [_] No

(a) If Yes, list the date(s) on which the fund made those distributions:

As of January 11, 2013

(b) Were the distributions made on the basis of net assets?

[X] Yes [_] No

(c) Were the distributions made pro rata based on share ownership?

[X] Yes [_] No

(d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

Pursuant to the Agreement and Plan of Reorganization and Termination for the Merger, (1) the Ameristock Mutual Fund Inc. transferred all of its assets to the Drexel Hamilton Centre American Equity Fund, a series of Drexel Hamilton Mutual Funds, in exchange solely for voting shares of beneficial interest (“shares”) in the Drexel Hamilton Centre American Equity Fund and the Drexel Hamilton Centre American Equity Fund assuming all of the Ameristock Mutual Fund Inc.’s liabilities; (2) the Ameristock Mutual Fund Inc. distributing pro rata to the Ameristock Mutual Fund Inc.’s shareholders shares of the Drexel Hamilton Centre American Equity Fund in exchange for such shareholders’ Ameristock Mutual Fund Inc. shares and in connection with the complete liquidation of the Ameristock Mutual Fund, Inc.; and (3) the dissolution and termination of the Ameristock Mutual Fund Inc. Specifically, at the effective time of the Merger (or as soon thereafter as was reasonably practicable), the Ameristock Mutual Fund Inc. distributed all the shares of the Drexel Hamilton Centre American Equity Fund it received in the Merger to its shareholders of record determined at the Effective Time (each, a “Shareholder”), pro rata in proportion to their Ameristock Mutual Fund Inc. shares then held of record and in constructive exchange therefor, and completely liquidated. That distribution was accomplished by the transfer agent for the Drexel Hamilton Centre American Equity Fund opening accounts on the Drexel Hamilton Centre American Equity Fund’s shareholder records in the Shareholders’ names and transferring those Drexel Hamilton Centre American Equity Fund shares thereto. Pursuant to that transfer, each Shareholder’s account was credited with the number of full and fractional Drexel Hamilton Centre American Equity Fund shares with an aggregate net asset value equal to the value of the assets that the Ameristock Mutual Fund Inc. transferred to the Drexel Hamilton Centre American Equity Fund, less the Ameristock Mutual Fund Inc.’s liabilities that the Drexel Hamilton Centre American Equity Fund assumed. The value of the assets transferred to, and liabilities assumed by, the Drexel Hamilton Centre American Equity Fund was the value of such assets, and amount of such liabilities, after the declaration and payment of any dividends and/or other distributions on the date of the closing of the Merger, determined using the valuation policies and procedures, described in the Ameristock Mutual Fund, Inc’s registration statement and that complied with the requirements of the Investment Company Act of 1940, as amended. The aggregate value of Drexel Hamilton Centre American Equity Fund shares received by an Ameristock Mutual Fund Inc. Shareholder and held by such Shareholder immediately after the Merger was equal to the aggregate value of such Shareholder’s shares of the Ameristock Mutual Fund Inc. held immediately prior to the Merger. Ownership of the Drexel Hamilton Centre American Equity Fund shares is shown on the books and records of the Drexel Hamilton Centre American Equity Fund’s transfer agent. All issued and outstanding Ameristock Mutual Fund, Inc. shares, including any represented by certificates, were simultaneously canceled on the Ameristock Mutual Fund Inc’s shareholder records.

(e) Liquidations only:

Were any distributions to shareholders made in kind?

[_] Yes [ ] No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only:

Has the fund issued senior securities?

[_] Yes [_] No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund's shareholders?

[X] Yes [_] No

If No,

(a) How many shareholders does the fund have as of the date this form is filed?

(b) Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

[_] Yes [X] No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed? (See question 18 above)

[_] Yes [X] No

If Yes,

(a) Describe the type and amount of each asset retained by the fund as of the date this form is filed.

(b) Why has the fund retained the remaining assets?

(c) Will the remaining assets be invested in securities?

[_] Yes [_] No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

[_] Yes [X] No

If Yes,

(a) Describe the type and amount of each debt or other liability:

(b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.	Information About Event(s) Leading to Request For Deregistration

22.	(a) List the expenses incurred in connection with the Merger or Liquidation: Legal expenses, accounting expenses and proxy expenses.

Legal Expenses: $1,032,504.32
Accounting Expenses: $15,000.00
Proxy Expenses: $199,778.58

(b) How were those expenses allocated?

As contemplated in the Agreement and Plan of Reorganization and Termination, the legal expenses, accounting expenses and proxy expenses relating to the Merger were allocated between Drexel Hamilton Investment Partners, LLC, as the investment adviser to the Drexel Hamilton Centre American Equity Fund, and Ameristock Corporation, as the investment adviser to the Ameristock Mutual Fund Inc. See Item 22(c) below for the approximate amount borne by each entity.

(c) Who paid those expenses?

As contemplated in the Agreement and Plan of Reorganization and Termination: (1) Drexel Hamilton Investment Partners, LLC, as the investment adviser to the Drexel Hamilton Centre American Equity Fund, bore the legal and accounting expenses incurred by itself and of the Drexel Hamilton Centre American Equity Fund, (approximately $12,500 in accounting expenses and approximately $413,500.00 in legal expenses) and the proxy solicitation expenses of the Ameristock Mutual Fund Inc.; (approximately $101,146.00) (2) Ameristock Corporation, as the investment adviser to the Ameristock Mutual Fund Inc., bore the legal and accounting expenses incurred by itself and of the Ameristock Mutual Fund Inc. and its independent directors (approximately $2,500.00 in accounting expenses and approximately $619,004.31 in legal expenses), and the proxy printing and mailing and shareholder meeting expenses of the Ameristock Mutual Fund Inc. (approximately $98,632.58).

(d) How did the fund pay for unamortized expenses (if any)? See response to question 22(c) above.

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

[_] Yes [X] No

If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

[_] Yes [X] No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[_] Yes [X] No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26.	(a) State the name of the fund surviving the Merger: Drexel Hamilton Centre American Equity Fund, a series of Drexel Hamilton Mutual Funds

(b) State the Investment Company Act file number of the fund surviving the Merger: 811- 22545

(c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

The “Form of” Agreement and Plan of Reorganization and Termination for the Merger was filed with the Commission on the following dates:
Form Type: N-14
File Date: October 9, 2012
SEC Accession No.: 0001193125-12-418371
Form Type: 497
File Date: November 9, 2012
SEC Accession No.: 0001193125-12-462705

(d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under Section 8(f) of the Investment Company Act of 1940 on behalf of AMERISTOCK MUTUAL FUND INC., (ii) he is President (title) of Ameristock Mutual Fund Inc., and its investment adviser, Ameristock Corporation, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

(Signature)

/s/ Nicholas D. Gerber
Nicholas D. Gerber
President